William P. O'Neill Direct Dial: (202) 637-2200	555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +202.637.2200 Fax: +202.637.2201 www.lw.com
FIRM / AFFILIATE OFFICES
July 18, 2007 BY EDGAR CORRESPONDENCE	Barcelona Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow Munich	New Jersey New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
Daniel F. Duchovny, Esq. Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628
  Re:
  DG FastChannel, Inc. ("DG FastChannel")
  Registration Statement on Form S-4, as filed on June 8, 2007 and amended on June 27, 2007 and July 11, 2007 (File No. 333-143629)

  Point.360
  Schedule TO-T, as filed by DG FastChannel on June 27, 2007 and amended on July 11, 2007

  Point.360
  Schedule 13D, as filed by DG FastChannel on December 28, 2006 and amended on January 3 and 8, 2007 (File No. 005-52979)

Dear Mr. Duchovny:

        Confirming our telephonic discussion yesterday, we advise you that DG FastChannel will not attempt to terminate its exchange offer for all of the outstanding shares of common stock of Point.360 solely due to termination of the Agreement and Plan of Merger and Reorganization, dated as of April 16, 2007, and that DG FastChannel agrees that it may terminate such exchange offer, if at all, solely due to failure of a condition to the offer as set forth in the Offer to Exchange dated June 8, 2007, as amended June 27, 2007 and July 11, 2007.

        Confirming further, DG FastChannel will amend its Tender Offer Statement on Schedule TO to include as an exhibit to the Schedule TO the letter dated July 11, 2007 addressed to Point.360 shareholders that DG FastChannel filed as Exhibit 99.2 to its Form 8-K filed on July 12, 2007.

                      Respectfully, yours,

                      /s/ William P. O'Neill

                      William P. O'Neill
                      of LATHAM & WATKINS LLP

cc:
Scott K. Ginsburg
David R. Earhart
William D. Gould